UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A
                               (Amendment No. 3)*

                   Under the Securities Exchange Act of 1934

                              Micrion Corporation
                               (Name of Issuer)

                          Common Stock, no par value
                        (Title of Class of Securities)

                                   59479P102
                                (CUSIP Number)

                        Nicholas P. Economou, President
                  Micrion Corporation, One Corporation Way,
                     Peabody, MA 01960-7990 (508) 531-6464
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                June 20, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ].
(A fee is not  required only if  the reporting  person:   (1) has a  previous
statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D/A

    CUSIP No.       59479P102                    Page  2    of     5   Pages

      1    NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Nicholas P. Economou

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                       (b) [ ]
      3    SEC USE ONLY

      4    SOURCE OF FUNDS

                    00

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]

      6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

               NUMBER              7    SOLE VOTING POWER
               OF
               SHARES                            204,857 shares
               BENEFICIALLY        8    SHARED VOTING POWER
               OWNED
               BY                                0
               EACH                9    SOLE DISPOSITIVE POWER
               REPORTING
               PERSON                             93,857 shares
               WITH               10   SHARED DISPOSITIVE POWER

                                                  0

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    204,857

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.1% as of July 12, 1996

     14    TYPE OF REPORTING PERSON

                    IN









Schedule 13D (Amendment No. 3)     Page 3 of 5 Pages
Nicholas P. Economou


Item 1.  Security and Issuer

     The class of security to which this statement relates is the Common Stock, no par value, of Micrion Corporation ("Micrion").
The name and address of the principal executive offices of the issuer of such securities are Micrion Corporation, One
Corporation Way, Peabody, MA 01960-7990.

Item 2.  Identity and Background

(a)  The name of the person filing this statement is Nicholas P.
Economou.

(b) The business address of the person filing this statement is c/o Micrion Corporation, One Corporation Way, Peabody, MA 01960-
7990.

(c) The present principal occupation of the person filing this statement is President and Chief Executive Officer of Micrion
Corporation, One Corporation Way, Peabody, MA 01960-7990.

(d)  The response to this item is negative.

(e)  The response to this item is negative.

(f) Nicholas P. Economou is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     No funds were expended in connection with the transactions that require the filing of this statement. On May 7, 1996, KLA Instruments Corporation ("KLA") acquired 215,000 shares of the Common Stock, no par value, of Micrion, as the result of the settlement of litigation brought by KLA against Micrion and certain other named defendants in the Essex County, Massachusetts, Superior Court (KLA Instruments Corporation v. Micrion Corporation, et al., Civil Action No. 93-2942A). Of these shares, 119,202 were newly issued by Micrion to KLA and the remaining 95,798 were transferred to KLA by other defendants. A condition to the Settlement Agreement dated May 7, 1996 was a requirement that all 215,000 of the shares issued and transferred to KLA be subject to an irrevocable proxy in favor of Nicholas P. Economou, so long as he is the President of Micrion, and in favor of the subsequent Presidents of Micrion when Dr. Economou ceases to be the President of Micrion. This statement is being filed not because Dr. Economou purchased the subject shares but because he acquired the sole right to vote them pursuant to the irrevocable proxy. The subject shares will cease to be subject to the irrevocable proxy at such time as they are sold or






Schedule 13D (Amendment No. 3)     Page 4 of 5 Pages
Nicholas P. Economou

transferred to a third party which is not controlling, controlled by or under common control with, KLA. On June 5, 1996, KLA sold 70,000 of the shares in open market transactions. On June 18, 1996, KLA sold 5,000 additional shares in open market transactions. Between June 20 and July 10, 1996, KLA sold an aggregate of 29,000 additional shares in open market transactions.


Item 4.  Purpose of Transaction.

     Please see explanation set forth above with respect to Item
3 for the purposes of the acquisition of securities of the issuer. The reporting person has no plans or proposals which may relate to or would result in any of the matters described pursuant to the lettered subparagraphs of this item.
Accordingly, the answers to Item 4 are as follows:

(a)  Inapplicable

(b)  Inapplicable

(c)  Inapplicable

(d)  Inapplicable

(e)  Inapplicable

(f)  Inapplicable

(g)  Inapplicable

(h)  Inapplicable

(i)  Inapplicable

(j)  Inapplicable

Item 5.  Interest in Securities of the Issuer.

     (a) Nicholas P. Economou is the beneficial owner of 204,857 of the Common Stock of Micrion, which represents 5.1% of the outstanding shares of Common Stock of Micrion as of July 10, 1996. Of these shares, 111,000 shares are owned by KLA but Dr. Economou exercises sole voting power with respect to such shares pursuant to the irrevocable power of attorney described in Item 3 above, and the remaining 93,857 represent 80,613 shares owned by Dr. Economou and 13,244 shares which he has the right to acquire within 60 days of July 12, 1996.

     (b) Nicholas P. Economou has sole power to vote 204,857 shares of the Common Stock of Micrion, the shared power to vote no Micrion shares, the sole power to dispose of 93,857 Micrion shares and the shared power to dispose of no Micrion shares.






Schedule 13D (Amendment No. 3)     Page 5 of 5 Pages
Nicholas P. Economou

     (c) The only transaction in the Common Stock of Micrion that were effected by Dr. Economou during the past sixty days is the transaction described in Item 3 above.

     (d) KLA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 111,000 shares of the Common Stock of Micrion which are beneficially owned by Dr. Economou within the meaning of the Securities Exchange Act of 1934.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     A Settlement Agreement was entered into on May 7, 1996 among KLA Instruments Corporation, Micrion Corporation and the other named defendants, including Nicholas P. Economou, in the case described above in Item 3. Pursuant to the Settlement Agreement, KLA released all claims in the litigation described in Item 3 above, the named defendants released certain claims against KLA and a cross-defendant, and Micrion and the other defendants agreed to deliver 215,000 shares of Micrion Common Stock to KLA. Pursuant to the Settlement Agreement, Micrion agreed to file a registration statement on Form S-3 covering the resale of such shares, and KLA agreed to execute and deliver an irrevocable proxy with respect to the voting of such shares to Dr. Economou.

     On May 7, 1996, KLA delivered to Dr. Economou an irrevocable proxy with respect to the shares of Micrion received by KLA as a result of the settlement. On May 23, 1996, the Company filed a registration statement on Form S-3 covering the resale of the shares, which registration statement was declared effective by the Securities and Exchange Commission on May 31, 1996.

Item 7.  Material to Be Filed as Exhibits.

     A copy of the irrevocable proxy executed and delivered by KLA to Nicholas P. Economou with respect to the shares of Micrion obtained by KLA as a result of the settlement described in Item 3 above was filed with the original version of this statement filed
on May 16, 1996.                   `

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   July 12, 1996                            Nicholas P. Economou
      Date                                       Signature